

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

Mr. Guy Bernstein
Chief Executive Officer
Formula Systems (1985) Ltd.
5 Haplada Street
Or Yehuda 60218, Israel

  Re: **Formula Systems (1985) Ltd.**
    Form 20-F and Form 20-F/A for the Fiscal Year Ended December 31, 2009
    Filed April 29, 2010 and May 10, 2010, respectively
    File No. 000-29442

Dear Mr. Bernstein:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

       Sincerely,

       Kathleen Collins
       Accounting Branch Chief